Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Energy Vault Announces Energy Storage Agreement with DG Fuels to Provide 1.6 GWh of Energy Storage Capacity In Support of Sustainable Aviation Fuel Projects

Deployment of the innovative EVx™ platform expected to generate up to $520 million in revenue

October 27, 2021 08:00 AM Eastern Daylight Time

LUGANO, Switzerland & WESTLAKE VILLAGE, Calif.--(BUSINESS WIRE)--Energy Vault, Inc. (“Energy Vault”), the company developing sustainable, grid-scale energy storage solutions with its proprietary technology, today announced that it has entered into an energy storage system agreement with DG Fuels LLC (“DG Fuels”), an emerging leader in renewable hydrogen and biogenic based, synthetic sustainable aviation fuel (”SAF”) and diesel fuel.

Under the terms of the agreement, Energy Vault agreed to provide 1.6 gigawatt hours (GWh) of energy storage to support DG Fuels across multiple projects, with the first project slated for 500 megawatt hours (MWh) in Louisiana. This initial project will be followed by additional projects in British Columbia and Ohio. DG Fuels has developed a carbon conversion fuel production process that is targeting a 93% carbon conversion efficiency, which reduces the amount of feedstock required to produce SAF and lowers cost of production.

DG Fuels will deploy Energy Vault’s gravity storage systems to provide green electricity in conjunction with photovoltaic solar to firm and shape the renewable energy to match the demand load of the green hydrogen production. The renewable power will be used to power HydrogenPro water electrolysis for both hydrogen and oxygen feedstock production.

Energy Vault’s advanced gravity energy storage solutions are based on the proven physics and mechanical engineering fundamentals of pumped hydroelectric energy storage, but replace water with custom-made composite blocks, or “mobile masses”, which do not lose storage capacity over time. The composite blocks can be made from low-cost and locally sourced materials, including the excavated soil at the construction site, but can also utilize waste materials such as mine tailings, coal combustion residuals (coal ash), and fiberglass from decommissioned wind turbine blades.

Additionally, the Energy Vault systems are intended to minimize environmental and supply chain risks, which was a critical factor in the final selection by DG Fuels. The systems are automated with advanced computer control and machine vision software that orchestrate the charging and discharging cycles while meeting a broad set of storage durations starting from 2 hours and continuing to 12 hours, or more.

Energy Vault expects this agreement to provide up to $520 million in revenue across the three projects, the first of which expected to commence in mid-2022.

Robert Piconi, CEO and Co-Founder of Energy Vault, commented, “We are proud to collaborate with DG Fuels and its partners to economically enable 24/7 renewable power, supporting DG Fuels to execute against their plans to efficiently deliver green fuel to the aviation industry. Our energy storage systems are designed to maximize the use of local materials and stimulate local job creation, thus amplifying the sustainability benefits of DG Fuels’ deployment plans. These projects will play a critical role in reducing our reliance on fossil-based fuels while further advancing our country’s decarbonization goals.”

Michael C. Darcy, CEO of DG Fuels said, “We are pleased to be partnering with Rob and the Energy Vault team to deploy their innovative energy storage system which best meets our needs for reliable, cost effective, safe and sustainable energy storage. Energy Vault’s system will play a critical role within our technology and vendor ecosystem to efficiently deliver SAF to the transportation industry.”

About Energy Vault

Energy Vault develops sustainable energy storage solutions that are transforming the world’s approach to utility-scale energy storage for grid resiliency. Our proprietary Energy Management System software and Gravity-based Energy Storage Technology are intended to help utilities, independent power producers and large industrial energy users to significantly reduce their levelized cost of energy while maintaining power reliability. Utilizing eco-friendly materials with the ability to integrate waste materials for beneficial re-use , Energy Vault is accelerating the shift to a circular economy and a fully renewable world. Learn more at www.energyvault.com.

Energy Vault previously announced an agreement for a business combination with Novus Capital Corporation II (NYSE: NXU, NXU.U, NXU WS), which is expected to result in Energy Vault becoming a public company listed on the New York Stock Exchange in the first quarter of 2022, subject to customary closing conditions.

About DG Fuels

DG Fuels is building a zero-CO2 life cycle emissions synthetic fuel system based on high carbon conversion technology reaching 93% efficiency. The DG Fuels’ technology does not require the development of new engines or an expanded hydrogen transportation and storage infrastructure. DG Fuels’ innovative technology produces a hydrogen via water electrolysis and biomass derived carbon replacement fuel for aircraft, and potentially for locomotives, vessels and trucks as well.

DG Fuels delivers a significant value proposition to end-customers, including meaningful environmental benefits and the ability to materially address sustainability goals. If successful, DG Fuel’s carbon efficient solution will tie together all critical elements to power, fuel, and provide SAF to its customers. Learn more at www.dgfuels.com.

About Novus Capital Corporation II

Novus raised approximately $287.5 million in its February 2021 IPO and its securities are listed on the NYSE under the ticker symbols “NYSE: NXU, NXU.U, NXU WS.” Novus is a special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Novus Capital is led by Robert J. Laikin, Jeff Foster, Hersch Klaff, Larry Paulson, Heather Goodman, Ron Sznaider and Vince Donargo, who have significant hands-on experience helping high-tech companies optimize their existing and new growth initiatives by exploiting insights from rich data assets and intellectual property that already exist within most high-tech companies.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, including with respect to the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers, including a purchase and sale agreement with DG Fuels that is contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in the Registration Statement and in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, as well as any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q for the six months ended June 30, 2021 and the proxy statement/prospectus and other relevant documents and other materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus’ participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.